

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2016

<u>Via E-mail</u>
Mr. Brian Pappas
FranVentures, LLC
796 Cypress Crossing Trail
St. Augustine, FL 32095

> **Re: Creative Learning Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 9, 2016 by FranVentures, LLC, Brian Pappas, Christine H.**
> **Pappas, Walter Ramsley, Mark D. Shaw and David K. Waldman**
> **File No. 000-52883**

Dear Mr. Pappas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Reasons for the Solicitation of Consents, page 7

1.   Disclosure indicates that the nominees' "interests are closely aligned with those of all stockholders." Please explain the basis for your statement since it appears that Mr. Ramsley does not beneficially own any shares of the Company's common stock and Mr. Waldman beneficially owns less than 1% of the Company's common stock.

Proposal 2 – The Election Proposal, page 10

2.   Please confirm that should you nominate substitute or additional nominees, you will file an amended consent statement that (1) identifies the substitute or additional nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to serve if elected, and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Consent Procedures, page 13

3.   Disclosure indicates that the Proposals will be adopted and become effective when properly completed, unrevoked consents are signed by the "holders of record of a majority of the outstanding voting securities as of the close of business on the Record Date." Disclosure also indicates that the Company's bylaws provide that "any vacancy in the Board caused by any removal of one or more directors … may be filled … in the written instrument effecting such removal, if the removal is effected by <u>unanimous consent</u>." Please provide us with a legal analysis supporting your belief that vacancies resulting from adoption of the Removal Proposal can be filled by adoption of the Election Proposal even if shareholders' consent to the Removal Proposal is not unanimous.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact me at (202) 551-3589 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Tiffany Piland Posil

                                        Tiffany Piland Posil
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Thomas J. Fleming, Esq.
        Olshan Frome Wolosky LLP